EXHIBIT 12

NORTHWEST NATURAL GAS COMPANY

Computation of Ratio of Earnings to Fixed Charges

January 1, 2002 – September 30, 2007

(Thousands, except ratio of earnings to fixed charges)

(Unaudited)

	Year Ended December 31,					12 Months Ended Sept. 30,	Nine Month Ended Sept. 30,
	2006	2005	2004	2003	2002	2007	2007*
Fixed Charges, as defined:
Interest on Long-Term Debt	$34,651	$34,330	$33,776	$33,258	$32,264	$34,503	$25,859
Other Interest	4,648	2,665	2,184	2,048	1,620	5,608	2,690
Amortization of Debt
Discount and Expense	716	808	773	696	799	715	536
Interest Portion of Rentals	1,465	1,357	1,489	1,622	1,578	1,495	1,134

Total Fixed Charges, as defined	$41,480	$39,160	$38,222	$37,624	$36,261	$42,321	$30,219

Earnings, as defined:
Net Income	$63,415	$58,149	$50,572	$45,983	$43,792	$74,896	$44,784
Taxes on Income	36,234	32,720	26,531	23,340	23,444	43,759	26,178
Fixed Charges, as above	41,480	39,160	38,222	37,624	36,261	42,321	30,219

Total Earnings, as defined	$141,129	$130,029	$115,325	$106,947	$103,497	$160,976	$101,181

Ratio of Earnings to Fixed Charges	3.40	3.32	3.02	2.84	2.85	3.80	3.35

*	A significant part of the business of NW Natural is of a seasonal nature; therefore, the ratio of earnings to fixed charges for the interim period is not necessarily indicative of the results for a full year.